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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                     SEC File Number:  000-27115
                                                        CUSIP Number:  69325Q105

(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
              [ ] Form N-SAR  [ ] Form N-CSR

            ForPeriod Ended DECEMBER 31, 2004
                           -----------------------------------------
            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            [ ] Transition Report on Form N-CSR
            For the Transition Period Ended:
                                            ------------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                         PART I - REGISTRANT INFORMATION

PCTEL, INC.
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Full name of registrant


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Former name if applicable

8725 W. HIGGINS ROAD, SUITE 400
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Address of principal executive office (Street and number)

CHICAGO, ILLINOIS 60631
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City, state and zip code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day


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          following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant is working diligently to complete the documentation, testing and evaluation of its internal control over financing reporting necessary to comply with the management assessment and reporting requirements under Section 404 of the Sarbanes-Oxley Act of 2002. These compliance activities have been delayed as a result of continuing integration activities from two acquisitions completed by the registrant in 2004. These integration activities in turn have impacted the ability of the registrant's management to complete its assessment of internal control over financial reporting required under Section 404, as well as the registrant's abililty to finalize its year-end financial statements for purposes of completing the financial audit. As a result, it is not feasible for the registrant to complete its annual report on Form 10-K for the year ended December 31, 2004 by the prescribed filing date without unreasonable effort or expense. The registrant anticipates that it will be able to file its complete annual report on Form 10-K by March 31, 2005.

     As previously reported, the registrant has identified a material weakness in its internal control over financial reporting as of December 31, 2004. The material weakness related to the registrant's accounting for income taxes in the fourth quarter. As a result, management of the registrant has determined that, as of December 31, 2004, the registrant's internal control over financial reporting was not effective. It is also expected that the identified material weakness will result in an adverse opinion, as of December 31, 2004, from the registrant's independent registered public accounting firm on the effectiveness of the registrant's internal control over financial reporting.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     JOHN W. SCHOEN, CHIEF FINANCIAL OFFICER      (773)            243-3000
     ---------------------------------------   ------------   -----------------
                     (Name)                     (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant's total revenue for the quarter ended December 31, 2004 was $15.3 million, including $14.2 million of wireless product revenue and $1.1 million of licensing revenue. This compares to $18.3 million of revenue in the fourth quarter 2003, which included $3.5 million of wireless revenue and $14.8 million of licensing revenue. Net income for the fourth quarter of 2004 was $1.1 million, or $0.05 per diluted share, compared to net income of $8.0 million, or $0.39 per diluted share reported in the fourth quarter of 2003. Both the fourth quarter of 2004 and 2003 contained significant one-time items that positively impacted net income. The fourth quarter of 2004 included a $3.2


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million reversal of a modem royalty expense reserve made possible by the settlement of the registrant's patent litigation with 3Com Corporation. The fourth quarter of 2003 included $13.5 million in net licensing revenue and gross profit related to an intellectual property settlement with Intel Corporation. The registrant previously announced the acquisition of several antenna product lines from Andrew Corporation. That transaction closed on October 29, 2004 and the results from these operations for November and December are reported in the fourth quarter 2004 results.


     For the year ended December 31, 2004, the registrant's total revenue was $48.2 million, comprised of $42.3 million of wireless revenue and $5.9 million of licensing revenue. In 2003, the registrant had $45.6 million of total revenue, comprised of $9.6 million of wireless revenue, $18.1 million of licensing revenue and $17.9 million of HSP modem revenue. The HSP modem product line was sold to Conexant in May of 2003. Net loss for 2004 was $(2.7) million, or $(0.14) per diluted share, compared to net income of $5.9 million, or $0.28 cents per diluted share in 2003.


     All financial results summarized above were publicly announced on February 22, 2005.



                                   PCTEL, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 16, 2005                   By:        /s/ John W. Schoen
     ----------------------                 ------------------------------------
                                                  Name:  John W. Schoen
                                                  Title: Chief Financial Officer